Exhibit  12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(in thousands)

						Three Months
						Ended
	Year Ended December 31,					March 31,
	2004	2005	2006	2007	2008	2009
Earnings (loss)
Pre-tax loss	$(166,618)	$(169,778)	$(112,668)	$(3,502)	$(31,905)	$(11,750)
Total fixed charges	$8,297	$25,937	$29,634	$41,932	$65,534	$15,739
Total income (loss) before fixed charges	$(158,321)	$(143,841)	$(83,034)	$38,430	$33,629	$3,989

Fixed Charges
Interest expenses	$7,527	$25,119	$28,970	$41,397	$65,373	$15,691
Assumed interest attributable to rentals	$770	$818	$664	$535	$161	$48
Total fixed charges	$8,297	$25,937	$29,634	$41,932	$65,534	$15,739
Deficiency of earnings available to cover fixed charges	$166,618	$169,778	$112,668	$3,502	$31,905	$11,750
Ratio of earnings available to cover fixed charges	n/a	n/a	n/a	n/a	n/a	n/a